Exhibit 99.2

Annual General Meeting of
MEDIROM Healthcare Technologies Inc.

Date: March 31, 2023

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

Agenda:		For	Against
Proposal 1:	To amend the Articles of Incorporation	☐	☐
Proposal 2:	To reduce the registered paid-in capital and additional reserved capital (those of which will be reclassified to other capital surplus in Company's book), and to dispose of such other capital surplus, offset against accumulated deficit	☐	☐
Proposal 3:	To elect four (4) Directors		
	Kouji Eguchi	☐	☐
	Fumitoshi Fujiwara	☐	☐
	Tomoya Ogawa	☐	☐
	Akira Nojima	☐	☐
Proposal 4:	To elect one (1) Accounting Auditor (which is responsible for the audit in Japan under the local laws)	☐	☐
	Crea Audit Corporation		

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ______________ Please Date Above ______________

Please Sign Here ______________ Please Date Above ______________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of
MEDIROM Healthcare Technologies Inc.
to be held March 31, 2023
For Holders as of December 30, 2022

MAIL

- **Mark, sign and date your Voting Instruction Form.**
- **Detach your Voting Instruction Form.**
- **Return your Voting Instruction Form in the postage-paid envelope provided.**

All votes must be received by 12:00 p.m. EST on March 24, 2023.

PROXY TABULATOR FOR
MEDIROM HEALTHCARE TECHNOLOGIES INC.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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MEDIROM Healthcare Technologies Inc. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. EST on March 24, 2023)The undersigned registered holder of American Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of MEDIROM Healthcare Technologies Inc. registered in the name of the undersigned on the books of the Depositary as of the close of business on December 30, 2022 at the Annual General Meeting of Shareholders of MEDIROM Healthcare Technologies Inc. to be held on March 31, 2023 in Minato-ku, Tokyo, Japan. NOTE: 1. Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution. 2. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then the Depositary will not vote such items. 3. It is understood that, if this form is not signed, or not returned, the Depositary will not vote such items. (Continued and to be marked, dated and signed, on the other side)